Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	9 Months
	Ended
	Sep. 30,	Years Ended December 31,
	2014	2013(a)	2012(a)	2011(a)	2010(a)	2009(a)
Earnings, as defined:
Income (Loss) from Continuing Operations Before
Income Taxes (d)	$54	$(420)	$665	$1,061	$860	$(77)
Adjustments to reflect earnings from equity method
investments on a cash basis				1	7	1
	54	(420)	665	1,062	867	(76)

Total fixed charges as below	121	226	238	259	426	364
Less:
Capitalized interest	16	36	47	47	33	44
Interest expense and fixed charges related to
discontinued operations	6	12	10	3	166	109
Total fixed charges included in Income (Loss) from
Continuing Operations Before Income Taxes	99	178	181	209	227	211

Total earnings	$153	$(242)	$846	$1,271	$1,094	$135

Fixed charges, as defined:
Interest charges (b)	$118	$207	$214	$223	$387	$321
Estimated interest component of operating rentals	3	19	24	36	38	42
Fixed charges of majority-owned share of 50% or
less-owned persons					1	1

Total fixed charges (c)	$121	$226	$238	$259	$426	$364

Ratio of earnings to fixed charges (d)	1.3	(1.1)	3.6	4.9	2.6	0.4

(a)
Years 2009 through 2013 have been adjusted to reflect the reclassification of certain PPL Montana hydroelectric generating facilities and related assets as Discontinued Operations.  See Note 8 to the Financial Statements for additional information.

(b)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(c)	Interest on unrecognized tax benefits is not included in fixed charges.
(d)
To facilitate the sale of the hydroelectric generating facilities referred to in (a) above, in December 2013, PPL Montana terminated a lease agreement which resulted in a $697 million charge.  See Note 8 to the Financial Statements in PPL Energy Supply's 2013 Form 10-K for additional information.  As a result of the lease termination and the reclassification referred to in (a) above, earnings for 2013 were lower, which resulted in less than one-to-one coverage.  The adjusted amount of the deficiency, or the amount of fixed charges in excess of earnings, was $468 million.

As a result of PPL Energy Supply's 2011 distribution of its interest in PPL Global to PPL Energy Funding and related reclassification of PPL Global's operating results as Discontinued Operations and the reclassification referred to in (a) above, earnings for 2009 were lower, which resulted in less than one-to-one coverage.  The adjusted amount of the deficiency, or the amount of fixed charges in excess of earnings, was $229 million.

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